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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36759

RECEIVED MAR 1 2005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIM Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Ave., 9th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jane Molbert (212) 702-3580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole, Krantz & Goldfarb, LLP
(Name – *if individual, state last, first, middle name*)

17 West John Street	Hicksville	NY	11801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jane Molbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIM Securities LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
Sophia Ohanessian, Esq.
Reg. No. 02OH6107077
Qualified in Nassau County
Commission Expires Mar. 22, 2008

Jane Molbert
Signature

VP-Finance
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To The Managing Member of
RIM Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of RIM Securities LLC (the "Company") as of December 31, 2004, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RIM Securities LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weisberg, Molé, Krantz & Goldfarb, LLP

Hicksville, New York
February 8, 2005

17 West John Street, Hicksville, New York 11801 • Phone: 516-933-3800 • Fax: 516-933-1060
One Parker Plaza, Fort Lee, New Jersey 07024 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

RIM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Receivables from clients and brokers or dealers	$	1,119,447
Securities owned, at market value - note 1		395
Other assets		32,346
Total assets	$	1,152,188

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other payables	$	543,963
Income taxes payable - notes 1 and 5		18,521
Total liabilities	$	562,484
Commitments and contingencies - note 4		
Member's Equity	$	589,704
Total liabilities and member's equity	$	1,152,188

The accompanying notes are an integral part of the financial statements.

RIM SECURITIES LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2004

REVENUES		
Commissions	$	3,402,934
Interest, dividends and investment income		53,252
Sales fees and other revenues		163,519
Total revenues	$	3,619,705
EXPENSES		
Employee compensation and benefits	$	579,994
Management service fees		2,218,583
General and administrative expenses		329,717
Clearing charges		417,484
Total expenses	$	3,545,778
Income before income taxes		73,927
Provision for income taxes - notes 1 and 5		7,595
Net income	$	66,332

RIM SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2004

	Member's Equity
Balance at January 1, 2004	$ 523,372
Capital contribution	-
Net income	66,332
Balance at December 31, 2004	$ 589,704

RIM SECURITIES LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 66,332
Cash flow from changes in assets and liabilities:	
Increase in receivables from clients and brokers or dealers	(149,933)
Increase in other assets	(8,685)
Increase in income taxes payable	7,595
Increase in accounts payable and accrued expenses	84,325
Total adjustments	(66,698)
Net cash used in operating activities	$ (366)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds of investment securities, net of purchases	$ 366
CASH FLOWS FROM FINANCING ACTIVITIES	$ -
Net change in cash	$ -
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ -
Income taxes paid	$ -

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

RIM Securities LLC (the "Company") is a registered broker dealer. The Company is a wholly owned limited liability company of Rochdale Corporation ("RC"). The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Marketable Securities

Marketable securities (both long and short positions) are valued at market value with resultant gains and losses reflected in net income for the year. At December 31, 2004, the investment portfolio valued at $395 consisted of one security.

Income Taxes

As a single member limited liability company, the Company's assets, liabilities, income and expenses are treated as if RC directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to corporate income taxes. Rather, taxable items of income and deductible expenses are reflected on the tax return of RC, its only member, which has elected to be treated as an S corporation. The parent company's shareholders are then taxed on their proportionate share of the corporation's income. However, New York City does not recognize S corporation status and, as a result, the Company's taxable income is subject to New York City income taxes at the entity level as part of the RC filing group.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in bank checking accounts.

Revenue Recognition

The Company records commissions earned on securities transactions on a trade date basis.

Credit and Off-Balance-Sheet Risk

The Company receives its commission income from customer transactions on settlement date from its clearing brokers and, accordingly, is not exposed to credit risk. Additionally, at December 31, 2004, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year the Company may maintain bank account balances in excess of federally insured limits.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $557,299, which was $457,299 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.01 to 1.

NOTE 3 - CUSTOMER PROTECTION RULE

The Securities and Exchange Commission Customer Protection Rule (rule 15c3-3) sets out regulations concerning self-clearing firms. The Company clears all of its customer transactions through outside brokers on a fully disclosed basis and, therefore, has claimed exemption from these regulations under rule 15c3-3(k) (2). The Company is in compliance with the exemptive provisions of this rule.

As a non-clearing firm, the Company does not hold customer funds or securities. Procedures for controls applied by the Company's clearing agent have been examined by other independent auditors during the fiscal year and were deemed to be adequate for safeguarding customer funds and securities.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

An affiliated company executed a 10-year lease for office space expiring May 31, 2008. The Company occupies a portion of this space and is allocated base rent accordingly. Under the terms of the lease, annual rent calculated on the straight-line basis, including the rent abatement period, approximates $1,200,000. The Company's allocated portion of the annual rent expense amounts to approximately $75,000 per year. Future annual rent to be allocated to the Company through the expiration of the lease agreement is as follows:

Year Ended December 31, 2005	75,000
Year Ended December 31, 2006	75,000
Year Ended December 31, 2007	75,000
Year Ended December 31, 2008	32,000
Total	$ 257,000

The Company entered into employment agreements with key personnel. In addition to base salary provisions, the agreements provide for incentive compensation based on certain performance benchmarks.

NOTE 5 - INCOME TAXES

As previously discussed, the Company, as a limited liability company, and its single member/owner (a subchapter S corporation) will generally not be subject to federal and state corporate income taxes. However, New York City does not recognize S corporation status and, accordingly, the Company continues to be subject to these local taxes.

NOTE 6 - RELATED PARTIES

The Company receives from affiliated companies certain management, general and administrative services. These services were transacted in the normal course of business and were recorded as an increase in the specific expenses in the period provided. At December 31, 2004 payables to affiliates amounted to $417,194.

NOTE 7 - EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a defined contribution retirement plan upon completion of six months of service. The plan provides for discretionary matching contributions from the Company based on a percentage of the employees' contribution. The employer contribution vests to the employees over a six year period. During 2004, the Company's matching contributions amounted to $14,285.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2004

NET CAPITAL		
Total member's equity	$	589,704
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital	$	589,704
Additions: none		
Deductions:		
Other non-allowable assets	$	32,346
Total deductions	$	32,346
Net capital before haircuts on securities positions	$	557,358
Haircuts on securities		(59)
Net capital	$	557,299
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses and other payables	$	543,963
Income taxes payable		18,521
Total aggregate indebtedness	$	562,484
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	37,499
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	100,000
Net capital requirement (greater of (A) or (B))	$	100,000
Excess net capital	$	457,299
Excess net capital at 1000%	$	501,051
Ratio: Aggregate indebtedness to net capital (percentage)		1.01 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II A of Form X-17A-5 as of December 31, 2004)	$	543,787
Net capital as reported in Company's Part II A (unaudited) FOCUS report		
Year end adjustments		13,512
Net capital per above	$	557,299

The accompanying notes are an integral part of the financial statements.

2(a)
Attestation of Availability
of Annual Financial Statement

I, Jane Molbert, affirm the accompanying financial statements and reports of RIM Securities LLC have been or will be made available to all members or allied members of RIM Securities LLC.

Jane Molbert
Vice President - Finance

2(a)
Attestation of Availability
of Annual Financial Statement